November 22, 2004

Mail Stop 0409

Ian Morris
Chief Executive Officer
HouseValues, Inc.
15 Lake Bellevue Drive, Suite 100
Bellevue, Washington 98005

Re:	HouseValues, Inc.
	Amendment No. 3 to Form S-1
      Registration No. 333-118740
      Filed November 17, 2004

Dear Mr. Morris:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your Form S-1 filed on November
17,
2004.

Form S-1

Use of Proceeds, page 3

1. We note your response to prior comment 1. Please revise here and on page 22 to include the estimated amounts that these percentages represent.



Risk Factors

2. We note your responses to prior comments 5 and 6; however, we reissue our previous comments. We note that you deleted the disclosure on page 18 but you have inserted similar language on page
10.



      *   *   *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.










      You may contact Rachel Zablow at (202) 824-5336 or Kathleen
A.
Collins at (202) 942-2814 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 942-1851 or me at (202) 942-2987 with any other questions.


      			Sincerely,



      			Peggy Y. Kim
      			Senior Counsel


Cc: 	Scott L. Gelband, Esq. (via facsimile)
	Patrick J. Devine, Esq.
      Perkins Coie LLP
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HouseValues, Inc.
November 22, 2004
Page 1